UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number: 001-34578

FUNTALK CHINA HOLDINGS LIMITED

21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020
Tel: +86-10-5709-1100
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

Incorporation by Reference

This Form 6-K is being incorporated by reference into the registrant’s Post-Effective Amendment No. 9 to Form S-4 on Form F-3 Registration Statement, filed with the Securities and Exchange Commission on September 23, 2010 (File No. 333-153492).

The documents attached as Exhibit 4.1, 4.2 and 4.3 to this 6-K shall be incorporated by reference into the registrant’s Post-Effective Amendment No. 9 to Form S-4 on Form F-3 Registration Statement, filed with the Securities and Exchange Commission on September 23, 2010 (File No. 333-153492).

Mandatory Separation of Units

Effective September 27, 2010, the Series A Unites (OTC Bulletin Board: FTLZF) and Series B Units (OTC Bulletin Board: FTLHF) of Funtalk China Holdings Limited (the “Company”) have been mandatorily separated into their component instruments.  Each Series A Unit was comprised of one Ordinary Share, $0.001 par value, and five Class A Warrants, each exercisable to purchase one Ordinary Share, and each Series B Unit was comprised of one Ordinary Share, $0.001 par value, and one redeemable Class B Warrant, each exercisable to purchase one Ordinary Share.  As a result of the mandatory separation of the Company’s Units, the Series A Units and Series B Units ceased trading on September 27, 2010 on the OTC Bulletin Board and each Unit holder’s account was updated to reflect ownership of the Company’s Ordinary Shares and Warrants in lieu of the Units. The mandatory separation of the Company’s Units has not affected any Unit holder’s rights.  No consideration was paid for the mandatory separation of Units.  The Company’s Ordinary Shares continue to trade on Nasdaq Global Market under the symbol FTLK, and the Company’s Class A Warrants and Class B Warrants continue to quote on OTC Bulletin Board under the symbol FTLMF and FTLUF, respectively.

As a result of the mandatory separation, the Unit Purchase Option Agreement has been amended, a form of which is filed as an exhibit to this Form 6-K.

Exhibit Index

Exhibit No.                                Description

4.1
Form of Unit Purchase Option Agreement (incorporated by reference to exhibit 4.7 to the Amended Registration Statement of Middle Kingdom Alliance Corp. on Form S-1 filed with the Commission on November 13, 2006, SEC File No. 333-133475)

4.2	Form of Amended Unit Purchase Option Agreement (incorporated by reference to exhibit 4.9 to Post-Effective Amendment No.6 to Form S-4 on Form F-1, SEC File No. 333-153492)

4.3	Form of Amendment to the Amended Unit Purchase Option Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Funtalk China Holdings Limited

By:	/s/ Kim Chuan (“Jackie”) Leong
Name:	Kim Chuan (“Jackie”) Leong
Title:	Chief Financial Officer

Date: September 29, 2010